SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2024

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated December 6, 2024, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Buenos Aires, Argentina – December 6, 2024 – Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria (the “Company”) (NASDAQ: CRESY, BYMA:CRES), informs that between November 17 and 25, 2024, certain warrants holders have exercised their right to acquire additional shares.

Therefore, a total of 4,501,293 ordinary shares of the Company will be registered, with a face value of ARS 1. As a result of the exercise, USD 1,809,070 were collected by the Company.

After the exercise of these warrants, the number of shares and the capital stock of the Company increased from 598,639,142 to 603,140,435, and the number of outstanding warrants decreased from 84,261,280 to 81,063,170.

The following table provides a summary of the information regarding the options and shares issued by the Company:

Ordinary shares prior to Nov-2024 exercise	598,639,142
Warrants exercised in Nov-2024	3,198,110
Current Ratio (ordinary shares of face value of ARS 1 per warrant)	1.4075
Current exercise price (per ordinary share of face value of ARS 1)	USD 0.4019
Shares issued for Nov-2024 exercise*	4,501,293

Outstanding Warrants after Nov-2024 exercise	81,063,170
Shares to be issued upon warrant exercise	114,096,411

Outstanding ordinary shares after Nov-2024 exercise	603,140,435
Fully Diluted	717,236,846

 *The amount includes rounding adjustments for each exercise instruction calculation.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
December 6, 2024